SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

(Check One):     [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                 [X] Form 10-Q   [ ] Form N-SAR

                 For Period Ended:   June 30, 1999

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on For  2-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended:

Read attached instruction sheet before preparing form.
Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                             PART I
                     REGISTRANT INFORMATION

Full name of registrant:  Medical Device Alliance Inc.
Former name if applicable:        N/A
Address of principal executive office (Street and number)
3800 Howard Hughes Parkway, Suite 1800
City, state and zip code Las Vegas, Nevada 89109

                             PART II
                     RULE 12b-25 (b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has been involved in legal actions, the most significant being a patent infringement dispute in which the Company prevailed, and a civil action which resulted in the appointment of a Receiver, George C. Swarts, with full power for the Company and all of its subsidiaries and affiliates pursuant to a hearing in late June 1999. These and other significant factors have been disclosed in previous filings with the Securities and Exchange Commission (including on Forms 12b-25 filed on March 26, 1999 and May 13,
1999) and have caused, among other things, a significant burden on management and reductions in the employee base, including the loss of two controllers since December 1998 at LySonix Incorporated, the most significant operating subsidiary of the Company. These factors have delayed the examination of the Company's 1998 consolidated financial statements by its independent accountants and made it to where the filing of the Company's second quarter report on Form 10-QSB by the prescribed due date cannot be accomplished without the incurrence of unreasonable effort and expense.

                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          George C. Swarts           (702)                791-2910
             (Name)               (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

          If the answer is no, identify report(s).
                                                           [  ] Yes [X] No

          Form 10-KSB for the year ended December 31, 1998 and Form 10- QSB for the quarter ended March 31, 1999 (see Part III).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [  ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      MEDICAL DEVICE ALLIANCE INC.
          (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   July 29, 1999               By   /s/ Charles E. Barrantes